SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7 March 2005

FEBRUARY 2005 TRAFFIC

Good performance in passenger activity:

•	Load factor up 1.4 points to 76.6%

•	Traffic up 3.8% and around 7.3% on a comparable basis

Passenger operations

Activity remained strong in February. The Air France-KLM Group posted a good performance despite the disruptions due to bad weather conditions. Load factor gained 1.4 points to 76.6% as traffic increased by 3.8% on 1.9% higher capacity. These improvements do not fully reflect the underlying growth in activity as February 2005 comprises 28 days compared with 29 days last year. On the basis of a comparable number of days, the growth would have improved by some 3.5 points.

The Americas network continued to perform well with a 4.2-point increase in load factor (80.2%) and a 5.8% growth in traffic on 0.3% higher capacity.

Activity remained strong in Asia. Traffic increased by 7.3% for a 8.4% rise in capacity. Load factor stood at 80.8% (down 0.8 points).

On the Africa & Middle-East network, traffic and capacity increased by 1.7% and 2.4% respectively. The load factor stood at 76.7%, down 0.5 points.

The Caribbean & Indian Ocean sector recorded a 0.8-point gain in load factor (83.3%) as traffic declined by 0.4% on 1.4% lower capacity.

On the medium-haul network, load factor improved by 1.4 points to 64.2% with traffic increasing by 2.3% on virtually stable capacity (up 0.1%).

The performance per airline was as follows:

•	Air France load factor reached 74.6%, up 2.3 points, as traffic increased by 3.3% on 0.2% higher capacity.

•	KLM traffic grew virtually in line with capacity (up 4.7% and 5.0% respectively). Load factor stood at the high level of 80.1% (down 0.3 points).

Cargo operations

Cargo activity was satisfactory in February. Except in Asia where activity was negatively impacted by Chinese New Year (in January last year), the Americas and the Africa & Middle-East networks continued to perform well.

Overall, the Group posted a slight increase in traffic (up 0.3%) for a 3.7% rise in capacity. As was the case for passenger operations, the increase in cargo traffic and capacity would have been improved by some 3.5 points on the basis of a comparable number of days. Cargo load factor stood at 68.2% (down 2.3 points).

•	Air France cargo traffic and capacity were up 4.1% and 6.8% respectively. Load factor stood at 62.5%, down 1.6 points.

•	KLM cargo traffic decreased by 3.8% on 0.5% lower capacity. Load factor stood at 76.5%, down 2.6 points.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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STATISTICS

Passenger operations (millions)

	February			Cumulative (1)
Total Group	2005	2004	%	2004-05	2003-04%
Passengers carried (000)	4,739	4,634	2.3%	58,512	55,200	6.0%
Revenue pax-kilometers (RPK)	12,839	12,365	3.8%	154,041	141,053	9.2%
Available seat-kilometers (ASK)	16,765	16,457	1.9%	195,940	182,784	7.2%
Passenger load factor (%)	76.6%	75.1%	1.4	78.6%	77.2%	1.4

Europe (including France)
Passengers carried (000)	3,305	3,257	1.5%	41,420	39,666	4.4%
Revenue pax-kilometers (RPK)	2,481	2,426	2.3%	31,698	30,109	5.3%
Available seat-kilometers (ASK)	3,862	3,858	0.1%	47,042	44,706	5.2%
Passenger load factor (%)	64.2%	62.9%	1.4	67.4%	67.3%	0.0

America (North and South)
Passengers carried (000)	501	472	6.2%	6,674	6,107	9.3%
Revenue pax-kilometers (RPK)	3,744	3,539	5.8%	48,981	45,058	8.7%
Available seat-kilometers (ASK)	4,670	4,657	0.3%	57,373	54,628	5.0%
Passenger load factor (%)	80.2%	76.0%	4.2	85.4%	82.5%	2.9

Asia / Pacific
Passengers carried (000)	323	298	8.5%	3,650	2,933	24.4%
Revenue pax-kilometers (RPK)	2,811	2,619	7.3%	32,138	25,831	24.4%
Available seat-kilometers (ASK)	3,477	3,208	8.4%	39,488	32,290	22.3%
Passenger load factor (%)	80.8%	81.6%	-0.8	81.4%	80.0%	1.4

Africa & Middle East
Passengers carried (000)	339	334	1.5%	3,918	3,558	10.1%
Revenue pax-kilometers (RPK)	1,826	1,795	1.7%	20,403	18,822	8.4%
Available seat-kilometers (ASK)	2,382	2,327	2.4%	26,174	24,486	6.9%
Passenger load factor (%)	76.7%	77.1%	-0.5	78.0%	76.9%	1.1

Caribbean-Indian Ocean
Passengers carried (000)	271	273	(0.9%)	2,850	2,936	(2.9%)
Revenue pax-kilometers (RPK)	1,978	1,987	(0.4%)	20,821	21,233	(1.9%)
Available seat-kilometers (ASK)	2,373	2,407	(1.4%)	25,863	26,675	(3.0%)
Passenger load factor (%)	83.3%	82.5%	0.8	80.5%	79.6%	0.9

Cargo operations (millions)

	February			Cumulative (1)
Total Group	2005	2004	%	2004-05	2003-04%
Revenue tonne-km (RTK)	795	793	0.3%	9,187	8,356	10.0%
Available tonne-km (ATK)	1,166	1,125	3.7%	13,444	12,243	9.8%
Cargo load factor (%)	68.2%	70.5%	-2.3	68.3%	68.3%	0.1

Europe (including France)
Available tonne-km (ATK)	8	8	(2.9%)	87	84	3.8%
Revenue tonne-km (RTK)	33	35	(4.1%)	401	389	3.2%
Cargo load factor (%)	23.8%	23.5%	0.3	21.7%	21.6%	0.1

America (North and South)
Revenue tonne-km (RTK)	290	269	7.9%	3,186	2,916	9.3%
Available tonne-km (ATK)	394	371	6.1%	4,583	4,371	4.9%
Cargo load factor (%)	73.6%	72.4%	1.3	69.5%	66.7%	2.8

Asia / Pacific
Revenue tonne-km (RTK)	378	395	(4.4%)	4,576	4,089	11.9%
Available tonne-km (ATK)	527	510	3.2%	6,168	5,263	17.2%
Cargo load factor (%)	71.7%	77.4%	-5.7	74.2%	77.7%	-3.5

Africa & Middle East
Revenue tonne-km (RTK)	76	74	1.7%	832	770	8.1%
Available tonne-km (ATK)	121	123	(1.9%)	1,346	1,289	4.4%
Cargo load factor (%)	62.6%	60.4%	2.2	61.8%	59.7%	2.1

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	44	47	(5.3%)	506	498	1.6%
Available tonne-km (ATK)	91	85	7.1%	946	931	1.6%
Cargo load factor (%)	48.5%	54.8%	-6.3	53.5%	53.5%	0.0

(1)	consolidation of Air France over 11 months (April-February) and KLM over 10 months (May-February)

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations